                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
     TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO. ___)(1)

                                 INNOVEDA, INC.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    45769F102
                                 --------------
                                 (CUSIP Number)

           Mentor Graphics Corporation and Indiana Merger Corporation
                              8005 SW Boeckman Road
                              Wilsonville, OR 97070
                           Attention: General Counsel
                                 (503) 685-1200

                                 with a copy to:

                          Christopher L. Kaufman, Esq.
                                Latham & Watkins
                             135 Commonwealth Drive
                              Menlo Park, CA 94025
                                 (650) 328-4600
                          ----------------------------

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 23, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)
-----------

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

---------------------                                      ---------------------
CUSIP No. 45769F102                   13D                     Page 2 of 10 Pages
---------------------                                      ---------------------


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Mentor Graphics Corporation
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                       (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                        [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Oregon
--------- ----------------------------------------------------------------------

                                 7      SOLE VOTING POWER

                                        0*
                             ---------- ----------------------------------------
     NUMBER OF SHARES
       BENEFICIALLY              8      SHARED VOTING POWER
      OWNED BY EACH
      REPORTING PERSON                  15,558,482*
          WITH               ---------- ----------------------------------------

                                 9      SOLE DISPOSITIVE POWER

                                        15,633,687*
                             ---------- ----------------------------------------

                                10      SHARED DISPOSITIVE POWER

                                        0*
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,633,687*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          39%*
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

*See Item 5 herein.

---------------------                                      ---------------------
CUSIP No. 45769F102                   13D                     Page 3 of 10 Pages
---------------------                                      ---------------------


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Indiana Merger Corporation
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]

                                                                       (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          AF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                        [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------

                                 7      SOLE VOTING POWER

                                        0*
                             ---------- ----------------------------------------
     NUMBER OF SHARES
       BENEFICIALLY              8      SHARED VOTING POWER
      OWNED BY EACH
      REPORTING PERSON                  15,558,482*
          WITH               ---------- ----------------------------------------

                                 9      SOLE DISPOSITIVE POWER

                                        0*
                             ---------- ----------------------------------------

                                10      SHARED DISPOSITIVE POWER

                                        0*
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,558,482*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38.8%*
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

*See Item 5 herein.

ITEM 1.               SECURITY AND ISSUER.

               This statement relates to the shares of common stock, $0.01 par value per share (each a "Share" and collectively, the "Shares") of Innoveda, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 293 Boston Post Road West, Marlboro, Massachusetts 01752.

ITEM 2.               IDENTITY AND BACKGROUND.

               (a)-(c) and (f). This statement is filed by Mentor Graphics Corporation, an Oregon corporation ("Mentor"), and Indiana Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Mentor ("Purchaser" and, together with Mentor, the "Reporting Person"). Mentor and Purchaser are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as
Exhibit 1. The principal executive and business office of Mentor and Purchaser is located at 8005 SW Boeckman Road, Wilsonville, Oregon 97070.

               Mentor's principal business is the manufacture, marketing and support of software and hardware electronic design automation products and embedded systems software products and the provision of related services which enable engineers to design, analyze, simulate, model, implement and verify the components of electronic systems. Purchaser is a recently incorporated Delaware corporation organized solely to carry out certain transactions in connection with the Offer and the Merger (as defined herein).

               Information as to each of the executive officers and directors of Mentor is set forth on Annex A hereto. Information as to each of the executive officers and directors of Purchaser is set forth on Annex B hereto. Each of such persons on Annex A and Annex B is a citizen of the United States other than Sir Peter Bonfield, a director of Mentor, who is a citizen of the United Kingdom.

               (d) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the individuals named in Annex A or Annex B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the individuals named in Annex A or Annex B hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               See Item 4 below.

               Beneficial ownership of the Shares which are the subject of this
Schedule 13D may be deemed to have been acquired through the execution of Tender and Stockholder Support Agreements, each dated as of April 23, 2002, among Mentor, Purchaser and certain stockholders of the Issuer (the "Support Agreements"), forms of which are attached hereto as Exhibit 3 and

Exhibit 4 and incorporated herein by reference. The Reporting Person has not paid to any of the stockholders party to the Support Agreements any funds in connection with the execution of the Support Agreements. The Support Agreements were entered into to induce Mentor and Purchaser to enter into, and in consideration for their entering into, the Merger Agreement (as defined below).

ITEM 4.               PURPOSE OF TRANSACTION.

               This Schedule 13D relates to the tender offer (the "Offer") being made by Purchaser to purchase all of the outstanding Shares of the Issuer at a price of $3.95 per Share net to the sellers in cash (subject to applicable withholding taxes), without interest (the "Offer Consideration"), upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger dated as of April 23, 2002 by and among Mentor, Purchaser and the Issuer (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference. Pursuant to the Merger Agreement, Mentor and Purchaser commenced the Offer on April 30, 2002, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 23, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit 7 and incorporated herein by reference, and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit 8 and incorporated herein by reference. As soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law, Purchaser will be merged with and into the Issuer (the "Merger") with the Issuer being the surviving corporation in the Merger. Following consummation of the Merger, the Issuer will continue as the surviving corporation and will become a wholly-owned subsidiary of Mentor.

               (a)-(g), (j) The information set forth in the Introduction,
Section 11 ("Background of the Offer"), Section 12 ("The Merger Agreement; Other Arrangements") and Section 12 ("Purpose and Structure of the Offer; Plans for the Company; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

               (h)-(i) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares; Nasdaq Listing; Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

               Except as described herein, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Person will continue to review the business of the Issuer and may in the future propose that the Issuer take one or more of such actions.

ITEM 5.               INTEREST IN SECURITIES OF THE ISSUER.

               (a) - (c)

               Pursuant to the Support Agreements, upon the terms set forth therein, the Significant Stockholders have agreed to tender (and not withdraw) pursuant to the Offer an aggregate of 15,633,687 Shares, representing 39% of the issued and outstanding common stock of the Issuer. In addition, six of the Significant Stockholders have agreed to vote an aggregate of 15,558,482 Shares, representing 38.8% of the issued and outstanding common stock of the Issuer, in favor of the Merger and the Merger Agreement and against any acquisition proposal other than the Merger and have granted Mentor and certain officers of Mentor an irrevocable proxy to vote such Shares in favor of the transactions contemplated by the Merger Agreement. No vote of the stockholders of the Issuer is expected under the terms of the Merger Agreement until after the acceptance for payment of the Shares in the Offer. In addition, pursuant to the Support Agreements, each Significant Stockholder has granted to Mentor an irrevocable option (the "Option") to purchase such Significant Stockholder's Shares for an amount equal to $3.95 per Share. The Option may be exercised by Mentor, as a whole and not in part, during the period beginning upon the occurrence of certain events described in the Support Agreements and ending on the date which is the 45th calendar day following the termination of the Merger Agreement.

               The stockholders who are party to the Support Agreements (collectively, the "Significant Stockholders") and their principal addresses are as follows:

        - William Herman, c/o Innoveda, Inc., 293 Boston Post Road West, Marlboro, MA 01752

        - Richard Lucier, c/o Innoveda, Inc., 293 Boston Post Road West, Marlboro, MA 01752

        - Kevin O'Brien, c/o Innoveda, Inc., 293 Boston Post Road West, Marlboro, MA 01752

        - Peter Johnson, c/o Innoveda, Inc., 293 Boston Post Road West, Marlboro, MA 01752

        - Kyoden Company Limited, 30-13 Motoyoyogi, Shibuya-Ku, Tokyo, Japan

        - DLJ Capital Corporation, c/o The Sprout Group, 300 Sand Hill Road, Building 3, Suite 170, Menlo Park, CA 94025

        - DLJ ESC II, L.P., c/o The Sprout Group, 300 Sand Hill Road, Building 3, Suite 170, Menlo Park, CA 94025

        - William Botts, c/o Innoveda, Inc., 293 Boston Post Road West, Marlboro, MA 01752

        - Keith Geeslin, c/o The Sprout Group, 300 Sand Hill Road, Building 3, Suite 170, Menlo Park, CA 94025

        - Lorne Cooper, c/o Innoveda, Inc., 293 Boston Post Road West, Marlboro, MA 01752

        - Steven Erwin, c/o Innoveda, Inc., 293 Boston Post Road West, Marlboro, MA 01752

        - Hiroshi Hashimoto, c/o Kyoden Company Limited, 30-13 Motoyoyogi, Shibuya -- Ku, Tokyo, Japan

        - Paula Cassidy, c/o Innoveda, Inc., 293 Boston Post Road West, Marlboro, MA 01752

               The information set forth above with respect to the named Significant Stockholders is as set forth in the documents and reports publicly filed by the Issuer with the Securities and Exchange Commission and such information is qualified in its entirety by reference to such documents and reports. No other information relating to such Significant Stockholders was made available to Mentor or Purchaser.

               During the last five years, to the best knowledge of the Reporting Person, none of the Significant Stockholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Except as described above, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the persons listed in
Schedule I hereto, (i) beneficially owns or has any right to acquire, directly or indirectly, any equity securities of the Issuer or (ii) effected any transaction in such equity securities during the past 60 days.

               (d) To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

               (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               On October 5, 2001, Mentor entered into a non-disclosure agreement related to certain confidential information provided by the Issuer to Mentor in connection with a possible acquisition or other business combination of the Issuer by Mentor. A copy of the non-disclosure agreement is attached hereto as Exhibit 5 and incorporated herein by reference.

               On March 25, 2002, Mentor and the Issuer entered into an exclusivity and confidentiality agreement related to confidential information concerning the Issuer and/or Mentor and discussions or negotiations with respect to the sale of all or any portion of the Issuer. A copy of the exclusivity and confidentiality agreement is attached hereto as Exhibit 6 and incorporated herein by reference.

               As described in the response to Item 5 of this Schedule 13D, pursuant to the terms of the Support Agreements, the stockholders party thereto have, among other things, agreed to tender (and not withdraw) pursuant to the Offer an aggregate of 15,633,687 Shares, representing

39% of the issued and outstanding common stock of the Issuer. In addition, certain stockholders party to the Support Agreements have agreed to vote an aggregate of 15,558,482 Shares, representing 38.8% of the issued and outstanding common stock of the Issuer, in favor of the Merger and the Merger Agreement and against any acquisition proposal other than the Merger and have granted Mentor and certain officers of Mentor an irrevocable proxy to vote such Shares in favor of the transactions contemplated by the Merger Agreement. In addition, pursuant to the Support Agreements, each Significant Stockholder has granted to Mentor the Option. The Option may be exercised by Mentor, as a whole and not in part, during the period beginning upon the occurrence of certain events described in the Support Agreements and ending on the date which is the 45th calendar day following the termination of the Merger Agreement.

               Except for the Merger Agreement, the Support Agreements and as described above, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the persons listed in Schedule I hereto, have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies).

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1     Joint Filing Agreement.

        Exhibit 2     Agreement and Plan of Merger, dated as of April 23,
                      2002, by and among Mentor, Purchaser and the Issuer.

        Exhibit 3 Form of Tender and Stockholder Support Agreement dated as of April 23, 2002 by and among Mentor, Purchaser, and each of William Herman, Richard Lucier, Kevin O'Brien,
                      Peter Johnson, Kyoden Company Limited, DLJ Capital
                      Corporation and DLJ ESC II, L.P.

        Exhibit 4 Form of Tender and Stockholder Support Agreement dated as of April 23, 2002 by and among Mentor, Purchaser, and each of William Botts, Keith Geeslin, Lorne Cooper, Steven
                      Erwin, Hiroshi Hashimoto and Paula Cassidy.

        Exhibit 5     Mutual Non-Disclosure Agreement dated as of October 5,
                      2001, between Mentor and the Issuer.

        Exhibit 6     Exclusivity and Confidentiality Agreement dated as of
                      March 25, 2002, between Mentor and the Issuer.

        Exhibit 7     Offer to Purchase dated April 30, 2002.

        Exhibit 8     Letter of Transmittal.

        Exhibit 9     Notice of Guaranteed Delivery.

        Exhibit 10    Letter to Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees.

        Exhibit 11    Letter to Clients for use by Brokers, Dealers,
                      Commercial Banks, Trust Companies and Other Nominees.

        Exhibit 12    Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9.

        Exhibit 13    Joint Press Release dated April 23, 2002.

        Exhibit 14    Summary Advertisement, published April 30, 2002.

        Exhibit 15    Bridge Loan Agreement dated as of April 23, 2002 among
                      Mentor Graphics Corporation, Bank of America, N.A. as agent, and the other financial institutions from time to time parties thereto.

        Exhibit 16    Promissory Note dated April 23, 2002, executed by
                      Mentor Graphics Corporation in favor of Bank of America,
                      N.A.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            MENTOR GRAPHICS CORPORATION

                                            By:    /s/ Gregory K. Hinckley
                                               ---------------------------------
                                            Name:  Gregory K. Hinckley
                                            Title: President

Date: April 30, 2002

                                            INDIANA MERGER CORPORATION

                                            By:    /s/ Gregory K. Hinckley
                                               ---------------------------------
                                            Name:  Gregory K. Hinckley
                                            Title: Chief Financial Officer and
                                            Secretary

Date: April 30, 2002

                                     ANNEX A

         DIRECTORS AND EXECUTIVE OFFICERS OF MENTOR GRAPHICS CORPORATION

               The following tables set forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years for each member of the Board of Directors and each executive officer of Mentor. Unless indicated otherwise, each person is a citizen of the United States with a principal business address at 8005 SW Boeckman Road Wilsonville, Oregon 97070.

               Directors

               WALDEN C. RHINES: Chairman of the Board and Chief Executive Officer of Mentor since 2000; President and Chief Executive Officer of Mentor from 1993 to 2000; director of Triquint Semiconductor, Inc. and Cirrus Logic, Inc. (both are manufacturers of semiconductors).

               SIR PETER BONFIELD, CBE, FRENG: Chief Executive Officer and Chairman of the Executive Committee of British Telecommunications from 1996 to January 2002; Chairman and Chief Executive Officer of ICL, plc (a computer and IT services company) from 1985 to 1996; vice-president of the British Quality Foundation; director of AstraZeneca Group plc; member of the International Advisory Board of Solomon Smith Barney/Citigroup, the Steering Group of the European Round Table, the EU-Japan Business Dialog Round Table, and the International Advisory Panel of the University of London; citizen of the United Kingdom of Great Britain and Northern Ireland.

               MARSHA B. CONGDON: Private investor since 1997; Vice President, Policy and Strategy, of US West Inc. (a provider of communications services) from 1995 to 1997.

               JAMES R. FIEBIGER: Chairman of the Board and Chief Executive Officer of Lovoltech Inc. (a semiconductor company) since 1999; Vice Chairman and Managing Director of Technology Licensing of Gatefield Corporation (a semiconductor company) from 1998 to 2000; President and Chief Executive Officer of Gatefield Corporation from 1996 to 1998; Chairman of the Board and Managing Director of Thunderbird Technologies, Inc. (a technology licensing company) from 1992 to 1997; Chairman of the Board of Directors of Thunderbird Technologies, Inc.; director of QLogic Corporation (a developer of semiconductor and board-level products) and Actel Corporation (a developer of field programmable gate arrays).

               GREGORY K. HINCKLEY: President of Mentor since 2000; Executive Vice President, Chief Operating Officer and Chief Financial Officer of Mentor from 1997 to 2000; Senior Vice President and Vice President of VLSI Technology, Inc. (a semiconductor company) from 1992 to 1997; director of Amkor Technology (a provider of semiconductor packaging and test services).

               DAVID A. HODGES: Professor of Electrical Engineering and Computer Sciences at the University of California at Berkeley (UC Berkeley) since 1970; Dean of College of Engineering at UC Berkeley from 1990-1996; director of Silicon Image, Inc. (a semiconductor company).

               KEVIN C. MCDONOUGH: President and Chief Executive Officer of ChipData, Inc. (an internet service company) since 1999; Vice President and General Manager of National Semiconductor Corporation (a manufacturer of electronic components) from 1997 to 1999; Senior Vice President of Engineering of Cyrix Corporation (a manufacturer of microprocessors) from 1989 to 1997.

               FONTAINE K. RICHARDSON: Private investor since 2000; General Partner of Eastech III and Vice President of Eastech Management Company (affiliated private venture capital firms) from 1983 to 2000; director of ePresence, Inc. (an Internet services provider).

               Executive Officers

               WALDEN C. RHINES: Dr. Rhines has served as Chairman of the Board and Chief Executive Officer since November 2000. Dr. Rhines served as Director, President and Chief Executive Officer of Mentor from October 1993 to October 2000. Dr. Rhines is currently a director of Cirrus Logic, Inc., and Triquint Semiconductor, Inc., both semiconductor manufacturers.

               GREGORY K. HINCKLEY: Mr. Hinckley has served as President since November 2000. Mr. Hinckley served as Executive Vice President, Chief Operating Officer and Chief Financial Officer of Mentor from January 1997 to October 2000. From November 1995 until December 1996, he held the position of Senior Vice President with VLSI Technology, Inc. (VLSI), a manufacturer of complex ASICs. Mr. Hinckley is a director of Amkor Technology, Inc., an IC packaging, assembly and test services company.

               L. DON MAULSBY: Mr. Maulsby has served as Senior Vice President, World Trade since October 1999. From June 1998 to October 1999, he was president of Tri-Tech and Associates, a manufacturer's representative firm. From June 1997 to June 1998 he was Vice President of World Wide Sales and Marketing for Interphase Corporation, a manufacturer of high performance network and mass storage products. From April 1988 to December 1997, he was employed by VLSI Technology, Inc. where his duties included Vice President Worldwide Sales and Vice President and General Manager of its Computing Division.

               ANTHONY B. ADRIAN: Mr. Adrian has served as Vice President, Corporate Controller since joining Mentor in January 1998. From August to December of 1997, he held the position of Vice President and Acting Controller for Wickland Oil Company, a petroleum marketing and distribution company. From January 1996 to August 1997, Mr. Adrian served as Managing Director of Wickland Terminals in Australia. From November 1992 to January 1996, Mr. Adrian served as Vice President and Controller of Wickland Oil.

               JUE-HSIEN CHERN: Dr. Chern has served as Vice President and General Manager of Mentor's Deep Submicron (DSM) Division since joining Mentor in January 2000. From 1994 to 1998, Dr. Chern served as Vice President and Chief Technology Officer for Technology Modeling Associates. In 1998 Technology Modeling Associates merged with Avant! Corporation and Dr. Chern became head of Avant!'s DSM Business Unit. From August 1999 to December 1999, Dr. Chern was President of Ultima Corporation.

               BRIAN DERRICK: Mr. Derrick has served as Vice President and General Manager of Mentor's Physical Verification (PVX) Division since November 2000. From March 1998 to November 2000, he was the Director of Mentor's Calibre and Velocity Strategic Business Unit. From January 1997 to March 1998, he was marketing manager for Mentor's Calibre Business Unit. Mr. Derrick was employed by Allied Signal Corporation from 1988 to 1997, where his duties included marketing manager. He has been with Mentor since 1997.

               DEAN FREED: Mr. Freed has served as Secretary of Purchaser since April 2002. Mr. Freed has also served as Vice President, General Counsel and Secretary of Mentor since July 1995. Mr. Freed served as Deputy General Counsel and Assistant Secretary of Mentor from April 1994 to July 1995. He has been employed by Mentor since January 1989.

               HENRY POTTS: Mr. Potts has served as Vice President and General Manager of the Systems Design Division (SDD) since joining Mentor in April 1999. From 1997 to 1998, Mr. Potts was Vice President of Engineering for Hitachi Micro Systems, a semiconductor research and development company. From 1994 to 1997, he was employed by Motorola Semiconductor where his duties included leading the development activities for Advanced Signal Processor Silicon and software products.

               ANNE (WAGNER) SANQUINI: Ms. Sanquini has served as Vice President and General Manager of the Hardware Description Language (HDL) Design Division since April 1999. From June 1998 to April 1999, Ms. Sanquini served as Vice President, Marketing for Mentor. From 1996 to 1998, Ms. Sanquini was Vice President of Corporate Marketing for the SunSoft operating company of Sun Microsystems, Inc. Ms. Sanquini has been with Mentor since June 1998.

               DENNIS WELDON: Mr. Weldon has served as Treasurer and Director of Corporate Business Development since February 1996. Mr. Weldon served as Director of Business Development from June 1994 to January 1996. Mr. Weldon has been employed by Mentor since July 1988.

                                     ANNEX B

                  DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

               The following tables set forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years for each member of the Board of Directors and each executive officer of Purchaser. Unless indicated otherwise, each person is a citizen of the United States with a principal business address at 8005 SW Boeckman Road Wilsonville, Oregon 97070.

               Directors and Executive Officers

               WALDEN C. RHINES: Dr. Rhines has served as Chairman of the Board, President and Chief Executive Officer of Purchaser since April 2002. Dr. Rhines is currently a director of Mentor, as well as Triquint Semiconductor, Inc. and Cirrus Logic, Inc., both manufacturers of semiconductors.

               GREGORY K. HINCKLEY: Mr. Hinckley has served as Director and Chief Financial Officer of Purchaser since April 2002. Mr. Hinckley also has served as Executive Vice President, Chief Operating Officer and Chief Financial Officer of Mentor from January 1997 to October 2000. From November 1995 until December 1996, he held the position of Senior Vice President with VLSI Technology, Inc. (VLSI), a manufacturer of complex ASICs. Mr. Hinckley is a director of Amkor Technology, Inc., an IC packaging, assembly and test services company.

               DEAN FREED: Mr. Freed has served as Secretary of Purchaser since April 2002. Mr. Freed has also served as Vice President, General Counsel and Secretary of Mentor since July 1995. Mr. Freed served as Deputy General Counsel and Assistant Secretary of Mentor from April 1994 to July 1995. He has been employed by Mentor since January 1989.

                                  EXHIBIT INDEX

        Exhibit 1     Joint Filing Agreement.

        Exhibit 2     Agreement and Plan of Merger, dated as of April 23,
                      2002, by and among Mentor, Purchaser and the Issuer.

        Exhibit 3 Form of Tender and Stockholder Support Agreement dated as of April 23, 2002 by and among Mentor, Purchaser, and each of William Herman, Richard Lucier, Kevin O'Brien,
                      Peter Johnson, Kyoden Company Limited, DLJ Capital
                      Corporation and DLJ ESC II, L.P.

        Exhibit 4 Form of Tender and Stockholder Support Agreement dated as of April 23, 2002 by and among Mentor, Purchaser, and each of William Botts, Keith Geeslin, Lorne Cooper, Steven
                      Erwin, Hiroshi Hashimoto and Paula Cassidy.

        Exhibit 5     Mutual Non-Disclosure Agreement dated as of October 5,
                      2001, between Mentor and the Issuer.

        Exhibit 6     Exclusivity and Confidentiality Agreement dated as of
                      March 25, 2002, between Mentor and the Issuer.

        Exhibit 7     Offer to Purchase dated April 30, 2002.

        Exhibit 8     Letter of Transmittal.

        Exhibit 9     Notice of Guaranteed Delivery.

        Exhibit 10    Letter to Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees.

        Exhibit 11    Letter to Clients for use by Brokers, Dealers,
                      Commercial Banks, Trust Companies and Other Nominees.

        Exhibit 12    Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9.

        Exhibit 13    Joint Press Release dated April 23, 2002.

        Exhibit 14    Summary Advertisement, published April 30, 2002.

        Exhibit 15    Bridge Loan Agreement dated as of April 23, 2002 among
                      Mentor Graphics Corporation, Bank of America, N.A. as agent, and the other financial institutions from time to time parties thereto.

        Exhibit 16    Promissory Note dated April 23, 2002, executed by
                      Mentor Graphics Corporation in favor of Bank of America,
                      N.A.